SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No     X

TABLE OF CONTENTS

1.	Summary of the resolutions adopted at the Shareholders´ Meetings of Grupo Imsa, S.A. de C.V. held on January 27, 2005.

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL EXTRAORDINARY

SHAREHOLDERS´ MEETING OF GRUPO IMSA, S.A. DE C.V. (THE COMPANY)

HELD ON JANUARY 27, 2005

•	The Meeting approved the voluntary withdrawal of the American Depositary Shares (ADSs) representing the Equity Units of the Company from listing on the New York Stock Exchange, and the simultaneous termination of the Company’s American Depositary Receipt program dated December 16, 1996 with the Bank of New York. Additionally, the Meeting approved that Mr. Marcelo Canales Clariond, Mr. Mario Cantú García, Mr. Adrián Fernández Gámez and Mr. Enrique González González, either jointly or separately, carry out directly or through external consultants any procedures and dealings with national or foreign authorities that may be required to implement the above, including the presentation and publication of notices, the assuming of commitments with national or foreign authorities and third parties, the designation of conventional domiciles in the United Mexican States or abroad, and, in general, the carrying out of any acts that they deem necessary or convenient to execute the aforementioned delisting, to realize the exchange of ADSs for BC Equity Units issued by the Company, and, in general, to carry out any procedures or dealings that are either directly or indirectly related to the obligations of the Company, as issuer, and are derived from relevant securities laws.

•	Mr. Marcelo Canales Clariond and Mr. José Enrique González González were designated as special delegates of the Shareholders´ Meeting with all the powers necessary to formalize and legalize all the resolutions taken therein.

Note: The procedure that the Company will follow to implement the aforementioned delisting will be divulged in due course, so that any Grupo Imsa ADS holder who so wishes may exchange such securities for BC Equity Units.

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY

SHAREHOLDERS´ MEETING OF GRUPO IMSA, S.A. DE C.V.

HELD ON JANUARY 27, 2005

•	The shareholders approved the report on the share repurchase program for fiscal 2004 and authorized a maximum amount of Ps 285 million to be used to acquire own shares during fiscal 2005.

•	Mr. Marcelo Canales Clariond and Mr. José Enrique González González were designated as special delegates of the Shareholders´ Meeting with all the powers necessary to formalize and legalize all the resolutions taken therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: February 1st, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer